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EXHIBIT 3.1

(ON CHAPMAN AND CUTLER LETTERHEAD)


December 19, 1997


John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606

RE:  NUVEEN TAX-FREE UNIT TRUST, SERIES 976

Gentlemen:

   We have served as counsel for you, as depositor of Nuveen Tax-Free Unit Trust, Series 976 (hereinafter referred to as the "Fund"), in connection with the issuance under the Trust Indenture and Agreement dated the date hereof between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee, of Units of fractional undivided interest in the one or more Trusts of said Fund (hereinafter referred to as the "Units").

   In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.

   Based upon the foregoing, we are of the opinion that:

   1. The execution and delivery of the Trust Indenture and Agreement and the establishment of book entry positions and the execution and issuance of certificates evidencing the Units in the Trusts of the Fund have been duly authorized; and

   2. The book entry positions and certificates evidencing the Units in the Trusts of the Fund when duly established or duly executed and delivered by the Depositor and the Trustee in accordance with the aforementioned Trust Indenture and Agreement, will constitute valid and binding obligations of such Trusts and the Depositor in accordance with the terms thereof.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-40511) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

Respectfully submitted,

CHAPMAN AND CUTLER